SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                           FORM 8-K

                         CURRENT REPORT
               Pursuant to Section 13 or 15(d) of the
                  Securities Exchange Act of 1934

                         January 30, 1997
          Date of Report (Date of earliest event reported)



                        Mile High Brewing Company
       (Exact name of registrant as specified in its charter)



    Delaware                33-95606            93-1145738
(State or other           (Commission          (IRS Employer
 jurisdiction of )          File No.)        Identification No.)
 of incorporation

            2401 Blake Street, Denver, Colorado  80205
            (Address of principal executive offices)


                           (303) 299-0148
      (Registrant's telephone number, including area code)




                         Not applicable
(Former name or former address, if changed since last report)


Item 5.     Other Events.

     On January 30, 1997, Nor'Wester Brewing Company, Inc.
("Nor'Wester") and Willamette Valley, Inc. Microbreweries Across
America ("WVI"), a public holding company comprised of three partially-owned public subsidiaries, Aviator Ales, Inc. ("AAI"), Bayhawk Ales, Inc. ("BAI"), and Mile High Brewing of Denver ("MHB"), Colorado, announced the signing of a definitive investment agreement with United Breweries of America, Inc. ("UBA"), an affiliate of The UB Group of Bangalore, India.

     Under the terms of the agreement, UBA will invest $8.63 million in cash in exchange for a 45% equity interest in a new entity comprised of the consolidated businesses of Nor'Wester (which includes Nor'Wester Brewing of Portland, Oregon and North Country Brewing of Saratoga Springs, New York), WVI and WVI's partially-owned public subsidiaries. The consolidation is expected to occur by the end of the second quarter of 1997, pending approval by the various companies' shareholders. The new entity will be a holding company for five craft breweries being consolidated and will operate under the name, United Craft Brewers, Inc.

     Of the $8.63 million investment by UBA, $2.75 million is in the form of bridge loans conditionally available to Nor'Wester during the consolidation phase to cover any shortfalls in operating cash or payments required to be made to existing creditors. Of this amount, $1,000,000 has previously been loaned. In addition to obtaining a perfected security interest in all the assets of North Country Brewing, among other conditions, all advances under the bridge loan are conditioned upon there being no material adverse change in the business of the various brewing companies taken as a whole. At closing, the $2.75 million in loans and the remaining $5.88 million cash investment will be converted into shares of United Craft Brewers.

     Jim Bernau, President of Nor'Wester and WVI, is transferring to UBA part of his existing equity stake in the regional breweries. He will receive no cash consideration in this transaction, and as a result of the transfer, UBA will own 45% of United Craft Brewers, with Bernau owning 10% of the new company. The public shareholders of Nor'Wester and WVI, Aviator Ales, Bayhawk Ales and Mile High Brewing will own the remaining 45% of United Craft Brewers. The terms of UBA's investment as set forth in the definitive investment agreement differ from and supersede the terms of a Letter of Intent between the parties dated September 18, 1996, previously disclosed by the Company.

     Mr. Bernau will serve as President of United Craft Brewers and will be a member of the Board of Directors. Vijay Mallya, Chairman of The UB Group, will serve as Chairman of the Board of United Craft Brewers.

     United Craft Brewers intends to acquire other craft brewers in the U.S. to expand its alliance of breweries. Furthermore, United Craft Brewers intends to utilize The UB Group's experience and resources to pursue international opportunities for its craft beer alliance.

     The UBA investment is subject to several closing conditions including (i) registration with the Securities and Exchange Commission of the United Craft Brewers shares to be issued to the public shareholders of Nor'Wester, WVI and WVI's subsidiary breweries in the consolidation as well as to UBA in its investment, (ii) successful completion of the consolidation of the regional breweries including approval by the shareholders of Nor'Wester, WVI and each of WVI's subsidiary breweries, and (iii) the achievement of certain designated or agreed operating results by the breweries. The investment is expected to close on or about June 1997.

     The consolidation is expected to be accomplished through a series of stock-for-stock mergers whereby shareholders of Nor'Wester, WVI and its subsidiaries-Aviator, Mile High and Bayhawk-will each exchange their respective shares for shares of United Craft Brewers according to the following exchange ratios (based on an average closing price for Nor'Wester's common stock of $2.63 for the 20 trading days immediately preceding execution of the definitive investment): Nor'Wester-1:1, WVI-1.99159:1; Aviator-2.98739:1; Mile High-2.98739:1; and Bayhawk-1.99159:1.
Following consolidation and UBA's investment, the combined entity will have approximately 13 million shares outstanding.

     The Company believes that the information set forth in this Form 8-K and the Press Release dated January 30, 1997, and attached as an exhibit hereto include "forward looking statements" within the meaning of Section 27A of the Securities Act and are subject to the safe harbor created by that Section. In particular, there can be no assurance that the consolidation will be approved by the shareholders of the various companies, that each of the other closing conditions to the definitive investment agreement will be met in time to close or that the investment will ultimately close. Furthermore, even if the UBA investment closes, there can be no assurance that UCB will have adequate capital to pursue acquisitions of, or alliances with, other craft brewers in the U.S. and internationally, nor can there be any assurance of continued or additional market acceptance in the U.S. or internationally of UCBs' beers and ales. Finally, during the consolidation phase, there can be no assurance that BAI will meet each of the conditions required to receive a bridge loan advance from UBA at the time such advance is needed. There are additional risks and uncertainties that could cause the actual results to differ materially from the forward-looking statements including, but not limited to, the factors discussed in AAI's Securities and Exchange Commission filings.

     MHB's press release regarding UBA's investment in MHB is incorporated herein by reference and filed as an exhibit to this Form 8-K.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

     Exhibits

          Number                     Description

          99.1                       Press Release dated as of
                                     January 30, 1997

SIGNATURES


          Pursuant to the requirements of the Securities Exchange
Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Mile High Brewing Company


Date: January 30, 1997        By:/s/ James W. Bernau
                                     James W. Bernau
                                     President

EXHIBIT INDEX


Exhibit No.    Description                                   Page


99.1           Press Release dated as of January 30, 1997


          UB GROUP SIGNS DEFINITIVE INVESTMENT AGREEMENT
                 WITH FIVE U.S. MICROBREWERIES
U.S. Craft Breweries to be Subsidiaries of New Holding Company;
           UB to Hold 45% Stake in Consolidated Entity

     Portland, OR January 30, 1997 -- Nor`Wester Brewing Company (Nasdaq: ALES) and Willamette Valley, Inc./Microbreweries Across America, a non-listed public holding company comprised of three partially-owned public subsidiaries -- Aviator Ales, Inc. of Woodinville, WA; Bayhawk Ales, Inc. of Irvine, CA; and Mile High Brewing of Denver, CO. -- today announced the signing of a definitive investment agreement with United Breweries of America, Inc. ("UBA"), an affiliate of The UB Group of Bangalore, India.
     Under the terms of the agreement, UBA will invest $8.63 million in cash in exchange for a 45% equity interest in a new entity comprised of the consolidated businesses of Nor`Wester Brewing Company -- including Nor`Wester Brewing of Portland, OR and North Country Brewing of Saratoga Springs, NY -- and WVI/Microbreweries Across America. The consolidation is currently expected to occur by the end of the second quarter of 1997, pending approval of the various companies' shareholders.
The new entity will be a holding company for the five craft breweries being consolidated and will operate under the new name, United Craft Brewers, Inc.. The company will be traded on the Nasdaq National Market System under the symbol ALES.
     Of the $8.63 million investment by UBA, $2.75 million is in the form of bridge loans conditionally available to Nor`Wester during the consolidation phase ($1,000,000 has already been loaned). At closing, the $2.75 million in loans and the remaining $5.88 million cash investment will be converted into shares of United Craft Brewers.
     Jim Bernau, founder and president of both Nor`Wester Brewing and WVI-Microbreweries Across America, is transferring to UBA part of his existing equity stake in the regional microbreweries. He will receive no cash consideration in this transaction, and as a result of the transfer, UBA will own 45% of United Craft Brewers, with Bernau owning 10% of the new company. The public shareholders of Nor`Wester Brewing and WVI-Microbreweries Across America will own the remaining 45% of United Craft Brewers. The terms of UBA's investment as set forth in the definitive investment agreement differ from and supersede the terms of a Letter of Intent between the parties dated September 18, 1996.
     Bernau will serve as President of United Craft Brewers and will be a member of the Board of Directors. Vijay Mallya, Chairman of The UB Group, will serve as Chairman of the Board of the new company.
     "The signing of this agreement puts our goal of creating a national craft brewing alliance one large step closer to realization," said Bernau. "And because we will be benefiting from the experience and resources of The UB Group, I firmly believe that the alliance is also a very large step closer to success."
     Bernau noted that The UB Group and Vijay Mallya have pursued an operating philosophy similar to that of the microbreweries in the alliance. "The UB Group is India's largest beer producer, but it is comprised of twelve smaller, individual breweries that each pursues a craft beer approach to producing lagers and ales," he explained. "This emphasis on smaller scale brewing will be at the heart of United Craft Brewers. We couldn't have found a better partner to join us as we build this national alliance of leading microbreweries."
     Mallya agreed that the investment will significantly strengthen -- and potentially expand -- the craft brewing alliance.
     "Nor`Wester and the other breweries being consolidated in the new company make some of the best ales and lagers in America," Mallya said. "Our goal now is twofold: first, to enhance the financial, marketing and operating strength of these breweries, and second, to bring other like-minded U.S. craft brewers under the UCB umbrella. In addition, UCB intends to leverage the UB Group's strengths to pursue international opportunities for the craft beer market.
     "By expanding the size of this unique microbrewery alliance, we will gain important economies of scale in manufacturing, marketing and distribution -- all while maintaining and enhancing the unique character and individual excellence that have made craft brewed beer increasingly popular in America and elsewhere."
     Successful consolidation of the regional breweries is a precondition for closing of the investment by UBA, as is the achievement of certain operating results by the five breweries. The investment is expected to close shortly after the consolidation is completed.
     The consolidation is expected to be accomplished through a series of stock-for-stock mergers whereby shareholders of Nor'Wester, WVI/Microbreweries Across America and its subsidiaries -- Aviator, Mile High and Bayhawk -- will each exchange their respective shares for shares of United Craft Brewers according to the following exchange ratios which are based on an average closing price of $2.63 for Nor'Wester's common stock for the 20 trading days immediately preceding execution of the definitive investment : Nor'Wester -- 1:1; WVI -- 1.99159:1; Aviator -- 2.98739:1; Mile High -- 2.98739:1; and
Bayhawk -- 1.99159:1. Following consolidation and UBA's investment, the combined entity will have approximately 13 million shares outstanding.
     The Nor`Wester Brewing Company and WVI--Microbreweries
Across America were founded by Jim Bernau with his first microbrewery, Nor`Wester in Portland, Oregon in 1993. Bernau is also founder and president of Willamette Valley Vineyards in Salem, Oregon (Nasdaq: WVVI).
     The UB Group is a global beer and spirits company operating in 20 countries on four continents.
     [Note: this press release contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, but not limited to, the factors detailed in the Securities and Exchange Commission filings of Nor'Wester, Willamette Valley, Inc. Microbreweries across America, Aviator Ales, Inc., Mile High Brewing Company, Inc. and
Bayhawk Ales, Inc. The forward-looking statements should be considered in light of these risks and uncertainties.]